Exhibit 99.(d)(4)

THE THAI CAPITAL FUND, INC.

To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed is a prospectus dated June     , 2007, and other materials relating to the offer of 1,052,468 shares of common stock of The Thai Capital Fund, Inc. (the “Fund”), issuable upon the exercise of rights distributed to shareholders of record as of the close of business on June 18, 2007 (the record date).

As described in the enclosed prospectus, the Fund has issued one non-transferable right for each common share registered in your name as of the record date.  Under the terms of the offer, three rights entitle the holder to acquire one share at the estimated subscription price of $               .  The final subscription price per share will be 95% of the volume weighted average of the Fund’s common stock on the American Stock Exchange on July 12, 2007, the expiration date of the offering (the “Expiration Date”), and for the four immediately preceding trading days, with a requirement that the price be no lower than the net asset value per share of the Fund’s common stock at the Expiration Date.  The terms of the offer also entitle record date stockholders to subscribe, subject to certain conditions and allotment, for shares not subscribed for through the exercise of rights in the primary subscription as described in the enclosed prospectus.

The rights are non-transferable and may only be exercised by you as the registered holder.  Accordingly, we are asking you to contact your clients for whom you hold common shares of the Fund registered in your name, or in the name of your nominee, to obtain instructions with respect to the rights.  You will be reimbursed for customary mailing and handling expenses incurred by you forwarding the enclosed materials to your clients.

Enclosed are copies of the following documents:

1.                                       A prospectus dated June    , 2007.

2.                                       A form of letter which may be sent to clients whose common shares are registered in your name or in the name of your nominee, with space provided for obtaining instructions with regard to the rights.

3.                                       A form of Notice of Guaranteed Delivery.

4.                                       A return envelope addressed to American Stock Transfer & Trust Company, the subscription agent.

Your prompt action is requested.  The offer expires at 5:00 p.m., New York City time, on July 12, 2007, unless extended.

Additional copies of the enclosed materials may be obtained by calling The Altman Group, Inc., the information agent for the offer, at (800) 441-2738.

Very truly yours,

John J. O’Keefe
Vice President and Treasurer
The Thai Capital Fund, Inc.

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE FUND, THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF COMMON SHARES, OR AUTHORIZE YOU OR ANY PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE ENCLOSED PROSPECTUS OR THE SUBSCRIPTION CERTIFICATE.